As filed with the Securities and Exchange Commission on
                                 April 30, 1999

                                File No. 70-9473

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                      PRE-EFFECTIVE AMENDMENT NO. 1 TO THE

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                           The National Grid Group plc
                               National Grid House
                                Kirby Corner Road
                                Coventry CV4 8JY
                                 United Kingdom

                           New England Electric System
                                25 Research Drive
                        Westborough, Massachusetts 01582


                    (Name of companies filing this statement
                  and addresses of principal executive offices)

                           The National Grid Group plc
                               National Grid House
                                Kirby Corner Road
                                Coventry CV4 8JY
                                 United Kingdom

                 (Name of top registered holding company parent)

Jonathan M. G. Carlton                    Douglas W. Hawes
The National Grid Group plc               Joanne C. Rutkowski
National Grid House                       Sheri E. Bloomberg
Kirby Corner Road                         LeBoeuf, Lamb, Greene & MacRae, L.L.P.
Coventry CV4 8JY                          New York, NY  10019
United Kingdom                            Telephone:  212-424-8000
Telephone:  011-44-1203-423-006           Facsimile:   212-424-8500
Facsimile:   011-44-1203-423-026

National Grid (USA) Inc.
10th Floor
Oliver Building
2 Oliver Street
Boston, MA  02109

Michael E. Jesanis                        Clifford M. Naeve
Kirk L. Ramsauer                          Judith A. Center
New England Electric System               Skadden, Arps, Slate, Meagher
25 Research Drive                              & Flom L.L.P.
Westborough, Massachusetts  01582         1440 New York Avenue, N.W.
                                          Washington, D.C.  20005


                   (Names and addresses of agents for service)

     This    Pre-Effective    Amendment    No.   1    amends    the   Form   U-1
Application/Declaration in this proceeding which originally filed with the Securities and Exchange Commission on March 26, 1999 as follows:

A. To the extent that the Commission approves the acquisition of EUA NEES in accordance with NEES' separate application relating thereto, National Grid and the Intermediate Companies hereby request authorization to acquire an indirect interest in EUA's utility subsidiaries and certain EUA's non-utility operations.

B. Item 1.B is amended and restated as follows:

     1. National Grid

     National Grid is a holding company formed in 1989. Its principal subsidiary, The National Grid Company plc, a public limited company formed under the laws of England and Wales ("National Grid Company") was created as a result of the privatization and restructuring of the British electric system. National Grid's ordinary shares are listed on the London Stock Exchange (the "LSE") and National Grid has an unsponsored American Depositary Receipt ("ADR") program pursuant to which a relatively small amount of its shares trade in the United States as ADRs. National Grid is preparing the necessary documentation which will enable it to become listed on a public exchange in North America through a full ADR program sometime prior to the closing of this transaction.

     National Grid currently has one direct subsidiary, National Grid Holdings plc. ("National Grid Holdings") National Grid Holdings was formed under the laws of England and Wales in 1999 to serve as a subholding company over National Grid Company and the other subsidiaries of National Grid not in the NEES chain of ownership. Prior to consummation of the Merger, National Grid Holdings will file its notification of a foreign utility company ("FUCO") status to qualify as a FUCO within the meaning of Section 33 of the Act. The parities expect that National Grid Holdings will retain this status following the Merger. A revised chart showing National Grid and all of its subsidiaries following the formation of National Grid Holdings is attached hereto as Exhibit E-3.

     The following entities are the direct subsidiaries of National Grid Holdings and the description of their operations provides a description of the principal lines of business, as well as some administrative operations, within the National Grid holding company system.

     a. National Grid Company -- As part of the U.K. government's privatization efforts, the Central Electricity Generating Board, which owned and operated the vast majority of electric generation and transmission facilities in England and Wales, was split into three competing generation companies, and an independent transmission company, National Grid Company. As a result, National Grid Company is the only transmission company in England and Wales and now owns 4,300 miles of overhead transmission lines and 400 miles of underground cables, all in England and Wales, as well as interconnections with Scotland and France. The principal functions of National Grid Company in the competitive British power supply market are to provide transmission services on a for-profit, non-discriminatory basis, and to maintain and make all needed improvements to optimize access to that system; to procure ancillary services on the transmission system; to match demand and supply; to manage the daily system of half-hourly bids for competing generators; and to calculate market prices and make the payments due from each day's energy trading. National Grid Company is subject to regulatory controls overseen by the Director General of Electricity Supply with regard to the prices it may charge for transmission services in England and Wales. The current transmission price control arrangements for National Grid Company are expected to remain in force until March 31, 2001.

     b. National Grid Insurance Limited, is an insurance subsidiary formed in connection with the self-insured retention of National Grid Company's transmission assets. National Grid owns all of the outstanding ordinary shares of National Grid Insurance Limited, with preference shares held by Barclays Bank.

     c. National Grid International Limited, is an intermediate holding company for certain of the overseas operations of National Grid.

     d. The National Grid Group Quest Trustees Limited is the trustee company for National Grid's qualifying employee share ownership trust.

     e. NGG Telecoms Holdings Limited indirectly holds National Grid's interest (currently at 48.3%) in Energis plc ("Energis"), a telecommunications company focusing on the business marketplace in the United Kingdom.

     f. Natgrid Finance Holdings Limited is an intermediate holding company for entities that provide financial management services to National Grid.

     2. NEES

     NEES is organized and exists as a voluntary association created under the laws of the Commonwealth of Massachusetts on January 2, 1926. NEES's principal executive office is located at 25 Research Drive, Westborough, Massachusetts 01582.

     NEES is a holding company registered under Section 5 of the 1935 Act, and it and its subsidiaries are subject to the broad regulatory provisions of the Act. Various NEES subsidiaries are also subject to regulation by (i) the FERC under the Federal Power Act ("FPA") with respect to wholesale sales and transmission of electric power, construction and operation of hydroelectric project, and accounting and other matters, and (ii) various state regulatory commissions, as discussed below. In addition, the activities of nuclear facilities in which NEES and its subsidiaries have ownership interests are regulated by the NRC.

     The common stock, par value of $1.00 per share, of NEES is listed on the New York Stock Exchange and the Boston Stock Exchange. As of December 31, 1998, there were 59,171,015 shares of NEES common stock outstanding. On a consolidated basis at the end of 1998, NEES had total assets of $5.07 billion, net utility assets of $2.5 billion, total operating revenues of $2.42 billion, utility operating revenues of $2.24 billion, and net income of $190 million.

     NEES owns all of the voting securities of the following four distribution subsidiaries, Mass. Electric, Narragansett, Granite State and Nantucket, and
99.97 percent of the outstanding voting securities of its principal transmission subsidiary, NEP. The NEES system covers more than 4,500 square miles with a population of approximately 3,000,000. At December 31, 1998, NEES and its subsidiaries had approximately 3,540 employees.

     a. Mass. Electric is a public utility company engaged in the delivery of electric energy to approximately 980,000 customers in an area comprising approximately 43 percent of Massachusetts. Mass. Electric's service area consists of 146 cities and towns, including the highly diversified commercial and industrial cities of Worcester, Lowell and Quincy. The population of the service area is approximately 2,160,000, or 36 percent of the total population of the state. During 1998, 39 percent of Mass. Electric's revenues from the sale of electricity was derived from residential customers, 39 percent from commercial customers, 21 percent from industrial customers and 1 percent from others. In 1998, the utility's 20 largest customers accounted for approximately 7 percent of its electric revenues. At the end of 1998, Mass. Electric had total assets of $1.45 billion, operating revenues of $1.49 billion and net income of $50.4 million. Mass. Electric is subject to regulation by the FERC and the MDTE.

     b. Narragansett is a public utility company engaged in the delivery of electric energy to approximately 335,000 customers in Rhode Island. Its service area covers about 839 square miles, or 80 percent of the area of the state, and encompasses 27 cities and towns, including Providence, East Providence, Cranston and Warwick. The population of the service area is approximately 725,000 or 72 percent of the total population of the state. During 1998, 44 percent of Narragansett's revenues from the sale of electricity was derived from residential customers, 40 percent from commercial customers, 14 percent from industrial customers, and 2 percent from others. In 1998, the 20 largest customers of Narragansett accounted for approximately 10 percent of its electric revenues. At the end of 1998, Narragansett had total assets of $644.1 million, operating revenues of $475 million and net income of $32.3 million. Narragansett is subject to regulation by the FERC, the RIPUC and the Rhode Island Division of Public Utilities and Carriers ("RIDIV").

     c. Granite State is a public utility company engaged in the delivery of electric energy to approximately 37,000 customers in 21 New Hampshire communities. The Granite State service territory has a population of approximately 73,000 and includes the Salem area of southern New Hampshire and several communities along the Connecticut River. During 1998, 49 percent of Granite State's revenues from the sale of electricity was derived from commercial customers, 36 percent from residential customers, 14 percent from industrial customers, and 1 percent from others. In 1998, the 10 largest customers of Granite State accounted for approximately 18 percent of its electric revenue. At the end of 1998, Granite State had total assets of $61.8 million, operating revenues of $65.7 million, and net income of $3.2 million. Granite State is subject to regulation by the FERC and the NHPUC.

     d. Nantucket provides electric utility service to approximately 10,000 customers on Nantucket Island in Massachusetts. Nantucket's year-round population is approximately 6,000, with a summer peak of approximately 40,000. Nantucket's service area covers the entire island. During 1998, 62 percent of Nantucket's revenues from the sale of electricity was derived from residential customers, 37 percent from commercial customers and 1 percent from others. At the end of 1998, Nantucket had total assets of $44 million, operating revenues of $15.1 million, and net income of $567,000. Nantucket is subject to regulation by the FERC and the MDTE.

     e. NEP is principally engaged in purchasing, transmitting and selling electric energy at wholesale. In 1998, 98 percent of NEP's all-requirement revenue from the sale of electricity was derived from sales for resale to affiliated companies and 2 percent from sales for resale to municipal and other utilities. NEP has recently completed the sale of substantially all of its non-nuclear generating business and currently is attempting to sell its minority interests in three operating nuclear power plants and one fossil-fueled generating station in Maine.1 At the end of 1998, NEP had total assets of $2.41 billion, operating revenues of $1.2 billion and net income of $122.9 million. NEP is subject, for certain purposes, to regulation by the SEC, the FERC, the NRC, the RIDIV, the MDTE, the NHPUC, the VPSB, the CDPUC, and the Maine Public Utilities Commission.

--------

     1 NEP is also a holding company because it owns more than 10 percent of the outstanding voting securities of Vermont Yankee Nuclear Power Corporation, the licensed operator of the Vermont Yankee nuclear facility. NEP also has minority interests in Yankee Atomic Electric Company, Maine Yankee Atomic Power Company and Connecticut Yankee Atomic Power Company, all of which have permanently ceased operations. NEP is an exempt holding company under the Act. Yankee Atomic Electric Company, Holding Co. Act Release No. 13048 (Nov. 25, 1955); Connecticut Yankee Atomic Power Company, Holding Co. Act Release No. 14768 (Nov. 15, 1963).

     f. New England Electric Transmission ("NEET"), a wholly owned subsidiary of NEES, owns and operates a direct current/alternating current converter terminal facility for the first phase of the Hydro-Quebec and New England interconnection (the "Interconnection") and six miles of high voltage direct current transmission line in New Hampshire.

     g. New England Hydro-Transmission Corporation ("N.H. Hydro"), in which NEES holds 53.97% of the common stock, operates 121 miles of high-voltage direct current transmission line in New Hampshire for the second phase of the Interconnection, extending to the Massachusetts border. At the end of 1998, N.H. Hydro had total assets of $131 million, operating revenues of $31.7 million, and net income of $4.8 million.

     h. New England Hydro-Transmission Electric Company ("Mass. Hydro"), 53.97% of the voting stock of which is held by NEES, operates a direct current/alternating current terminal and related facilities for the second phase of the Interconnection and 12 miles of high-voltage direct current transmission line in Massachusetts. At the end of 1998, Mass. Hydro had total assets of $160 million, operating revenues of $37 million, and net income of $7.8 million.

          o New England Hydro Finance Company, Inc. ("NE Hydro Finance") is owned in equal shares by Mass. Hydro and N.H. Hydro and provides the debt financing required by the owners to fund the capital costs of their participation in the Interconnection.

     i. NEES Communication, Inc. ("NEESCom") is an exempt telecommunications company that provides telecommunications and information-related goods and services. NEESCom holds a license issued by and is subject to regulation by the Federal Communications Commission. NEESCom plans to focus on the fiber optics, cable and infrastructure sectors of the telecommunications industry. At the end of 1998, NEESCom had total assets of $12.6 million and a net loss of $1.2 million.

     j. NEES Global, Inc. ("NEES Global") is a wholly-owned nonutility subsidiary of NEES that provides consulting services and product licenses to unaffiliated utilities in the areas of electric utility restructuring and customer choice. NEES Global also leases water heaters through its subsidiary, New England Water Heater Co. At the end of 1998, NEES Global had total assets of $23.2 million and a net loss of $1.1 million for the year.

     k. NEES Energy, Inc. ("NEES Energy") is a wholly-owned marketing subsidiary of NEES.

          o AllEnergy Marketing Company, L.L.C. ("AllEnergy") is an indirect, wholly-owned subsidiary of NEES. NEES Energy owns 99 percent of the voting securities of AllEnergy; NEES Global owns the remaining 1 percent. AllEnergy markets energy products and provides a wide range of energy-related services including, but not limited to, marketing, brokering and sales of energy, audits, fuel supply, repair, maintenance, construction, operation, design, engineering and consulting to customers in the competitive power markets of New England and New York.

     l.  Granite  State  Energy,   Inc.  ("Granite  State")  is  a  wholly-owned
nonutility marketing subsidiary of NEES. Granite State provides a range of energy and energy-related services, including: sales of electric energy, audits, power quality, fuel supply, repair, maintenance, construction, design, engineering and consulting. At the end of 1998, Granite State had total assets of $304,000, operating revenues of $718,000 and a net loss of $22,000.

     m. New England Water Heating Company is engaged in the rental, service, sale and installation of water heaters.

     n. New England Power Service Company ("Service Company"), provides a variety of administrative and consulting services for the NEES system pursuant to a service agreement approved by the Commission in accordance with the requirements of Rule 90. At the end of 1998, Service Company had total assets of $123.1 million and net income of $1.8 million.

     Narragansett and NEP (and AllEnergy) are members of the New England Power Pool ("NEPOOL"). Mass. Electric, Nantucket and Granite State participate in NEPOOL through NEP. The FERC recently has approved a restructuring of NEPOOL involving (i) the formation of an Independent System Operator that will control the transmission facilities owned by the NEPOOL public utility members and administer the NEPOOL open-access transmission tariff and (ii) the operation of a power exchange that will embody a competitive wholesale power market. New England Power Pool, 85 FERC P. 61,379 (Dec. 17, 1998).

     A chart of the organization of NEES is attached hereto as Exhibit E-4.

C.   Item 2 is amended and restated as follows:


                                                               Millions
Accountants' fees                                              $   6.9
Legal fees and expenses                                            5.0
Shareholder communication and proxy solicitation expenses          1.4
Investment bankers' fees and expenses                             19.6
Consulting fees                                                     .8
Miscellaneous                                                      2.0
                                                               -------
         Total                                                 $  35.7


     The total fees, commissions and expenses expected to be incurred in connection with the Merger are estimated to be approximately $35.7 million.

D.   Item 3.A.1.c is amended and restated as follows

     a. Section 10(b)(2) -Reasonableness of Fees

     National Grid believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Merger are reasonable and fair in light of the size and complexity of the Merger relative to other transactions and the anticipated benefits of the

Merger to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

     As set forth in Item 2 of this Application/Declaration, National Grid and NEES together expect to incur a combined total of approximately $35.7 million in fees, commissions and expenses in connection with the Merger. By contrast, American Electric Power Company and Central and South West Corporation have represented that they expect to incur total transaction fees and regulatory processing fees of approximately $53 million, including financial advisory fees of approximately $31 million, in connection with their proposed Merger.

     The Applicants believe that the estimated fees and expenses in this matter bear a fair relation to the value of NEES and the strategic benefits to be achieved by the Merger, and further that the fees and expenses are fair and reasonable in light of the complexity of the Merger. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). Based on the price of NEES stock on December 11, 1998, the Merger would be valued at approximately $3.2 billion. The total estimated fees and expenses of $35.7 million represent approximately 1.25% of the value of the consideration to be paid by National Grid Company, and are consistent with (and are in fact generally lower than) percentages previously approved by the Commission. See, e.g., Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (approximately 2% of the value of the assets to be acquired).

E. Item 3.A.2.a.i is amended and restated as follows:

     Section 11(b)(1) directs the Commission:

               To require . . . that each registered holding company, and each subsidiary company thereof, shall take such take such action as the

          Commission shall find necessary to limit the operations of the holding- company system of which such company is a part to a single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system. . . . The Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public-utility systems the retention of an interest in any business (other than the business of a public-utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.

For purposes of the single system requirement, the Merger would simply impose a new holding company structure over a fully-integrated electric utility system.

     The question then becomes whether the "other businesses" of National Grid are retainable under the standards of Section 11 and the statutory amendments thereto. As previously noted, National Grid Holdings, National Grid's only direct subsidiary, will claim an exemption as a FUCO under the Act. Thus, National Grid Holdings and all of its subsidiaries will be exempt form regulation, and are retainable, under the Act in accordance with the provisions of Section 33(a)(1) of the Act.

     Although not jurisdictional, the parties note that National Grid's indirect subsidiaries would be retainable in their own right as well. Attached as Exhibit 2 is a description of each of these subsidiaries and an explanation of the independent bases for retention for these entities.

F. Item 3.B.1 is amended to add the following paragraph to the end thereto:

     The Applicant also seeks confirmation that National Grid's borrowing under Credit Facility for purposes of financing the Merger are permissible under the Act and may be repaid in accordance with the terms of the Credit Facility, which is attached hereto as Exhibit

B-3. Although National Grid will technically incur this indebtedness just prior to its acquisition of NEES and consequent registration as a holding company, as previously discussed, the parties recognize that the Commission will take this financing into account in approving the transaction. These borrowings will be made from sophisticated commercial lenders on terms negotiated at arms-length.

G. Item 4 is amended and restated as follows:

     Set forth below is a summary of the regulatory approvals that National Grid and NEES expect to obtain in connection with the Merger.

     a. Antitrust

     The Merger is subject to the requirements of the HSR Act and the rules and regulations thereunder, which provide that certain acquisition transactions may not be consummated until certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and until certain waiting periods have been terminated or have expired. NEES and National Grid Group filed their premerger notifications on March 31, 1999 and on April 9, 1999 the waiting period thereunder was terminated. If the Merger is not consummated within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, NEES and National Grid Group would be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the Merger could be consummated.

     b. Federal Power Act

     Section 203 of the Federal Power Act (the "FPA") provides that no public utility may sell or otherwise dispose of its facilities subject to the jurisdiction of the FERC or, directly or indirectly, merge or consolidate such facilities with those of any other person or acquire any security of any other public utility without first having obtained authorization from the FERC. Because this transaction involves a change in ownership and control of NEES's public utility subsidiaries, the prior approval of the FERC under FPA Section 203 is required in order to consummate the Merger.

     Under Section 203 of the FPA, the FERC is directed to approve a Merger if it finds such Merger "consistent with the public interest." In reviewing a Merger, the FERC generally evaluates: (1) whether the Merger will adversely affect competition; (2) whether the Merger will adversely affect rates; and (3) whether the Merger will impair the effectiveness of regulation. NEES and National Grid Group believe the proposed Merger satisfies these standards.

     NEES's public utility subsidiaries filed an application with the FERC on March 10, 1999 requesting that the FERC approve the Merger under Section 203 of the EPA. The FERC issued a notice on March 10, 1999, indicating the comment period relating to this application expires on May 10, 1999.

     c. Atomic Energy Act

     Since NEP holds licenses issued by the Nuclear Regulatory Commission ("NRC") in connection with that subsidiary's interests in various nuclear power plants and also holds minority common stock interest in corporations that hold such licenses, the Merger (which would constitute an indirect transfer of NEP's licenses to National Grid Group) requires NRC approval under the Atomic Energy Act of 1954. The Atomic Energy Act effectively prohibits foreign ownership or control of a nuclear license (as distinct from the physical plant). National Grid Group is a foreign entity within the meaning of the Atomic Energy Act. NEES and National Grid Group believe they can satisfy NRC concerns about foreign ownership and control. NEP's minority interests in the common stock of corporations that hold nuclear licenses does not give NEES control over such facilities or the licensee for the facilities, and therefore the indirect acquisition by National Grid Group of NEP's interest will not be inconsistent with the Atomic Energy Act. In addition, although NEP owns a minority interest in two nuclear facilities and therefore has minority, non-operating ownership licenses with respect to those facilities, NEP has no control over the facilities themselves, and a recently issued NRC review procedure regarding foreign ownership or control provides that foreign ownership of such minority non-operating licenses is permissible, provided that the licensee agrees to conditions that prevent foreign domination or control of the facility. NEES and National Grid Group have filed an application with the NRC agreeing to such conditions on March 15, 1999. The NRC recently adopted a similar framework to that proposed by NEES and National Grid Group in its Order Approving Transfer of License for the Three Mile Island Nuclear Station, Unit 1, from GPU Nuclear, Inc., et al., to Amergen Energy Company LLC and Approving Conforming Amendment, issued April 12, 1999. NEES and National Grid Group have been informed that the NRC intends to review the transfer of all licenses in which NEP has an interest, including through minority positions in common stock, within the context of the application filed by the parties.

     d. Exon-Florio

     The Committee on Foreign Investment in the United States ("CFIUS") may review and investigate the Merger under Exon-Florio, and the President of the United States or his designee is empowered to take certain actions in relation to Mergers, acquisitions and takeovers by foreign persons which could result in foreign control of persons engaged in interstate commerce in the United States pursuant to Exon-Florio. In particular, Exon-Florio enables the President to block or reverse any acquisitions by foreign persons which threaten to impair the national security of the United States. Before the Merger may be consummated, any CFIUS review and investigation of the Merger under Exon-Florio must have terminated, and the President must not have taken any of his authorized actions under Exon-Florio. The Exon-Florio application in connection with the Merger was filed on March 30, 1999 and on April 29, 1999 the parties were informed by the Deparment of the Treasury that action under Exon-Florio had concluded with respect to the Merger.

     e. State Regulatory Approval

     The Merger does not require the approval of the MDTE or the RIPUC. The merger does require the approval of the VPSB and the CDPUC and is subject to review by the NHPUC.

     While the MDTE does not have jurisdiction over the merger, NEES and National Grid made an informational filing on March 8, 1999 with the MDTE, describing the merger and the benefits of the merger to ratepayers. As part of the filing, the companies advised the MDTE that the SEC would be seeking a certification from the MDTE, the RIPUC and the NHPUC that each of the state commissions has the authority and resources to protect ratepayers in matter such as rates, financings, affiliate transactions and the financial integrity of the operating utility within its state and additionally that the commission intends to continue to exercise its authority.

     On March 18, 1999, the companies made a similar informational filing with the NHPUC and requested certification from the NHPUC to the SEC that it has the authority and resources to protect ratepayers. The companies also filed affidavits attesting to the fact that the transaction would not adversely affect ratepayers and that there would be no change in the NHPUC's jurisdiction over Granite State and NEP as a result of the merger. On April 21, 1999, the NHPUC issued an order finding that the merger did not satisfy the requirements for exemption from the NHPUC's formal review process. A procedural schedule for the NHPUC's review is expected to be established on May 4, 1999.

     While the RIPUC has indicated that no filing with it is required, a copy of the informational filing made with the MDTE was given to the RIPUC. Additionally, the companies will be meeting with the RIPUC and staff to answer any questions they may have and to request that a certification to the SEC from the RIPUC that it has the authority and resources to protect ratepayers.

     NEP has a small amount of transmission assets in Vermont and therefore is deemed to be a Vermont public utility. While the VPSB has no regulatory jurisdiction over NEP's operations, under Vermont law it does have authority to approve the merger. The application for approval of the Merger by the VPSB was filed on March 29, 1999.

     The CDPUC has jurisdiction over the transaction because of NEP's minority ownership interest in the Millstone III Nuclear Power Plant. On March 31, 1999, the parties filed a letter with the CDPUC seeking confirmation that CDPUC approval is not required for the Merger.

                                    * * * * *


Finally, pursuant to Rule 24 under the Act, the Applicants represent that the transactions proposed in this filing shall be carried out in accordance with the terms and conditions of, and for the purposes stated in, the declaration-application no later than December 31, 2004.

I. Item 6 is amended and restated as follows:

     A. Exhibits

         A-1 Memorandum and Articles of Association of The National Grid Group plc (previously filed).

         A-2 Agreement and Declaration of Trust of New England Electric System (filed as Exhibit 3 to the 1994 NEES Form 10-K (File No. 1-3446), and incorporated herein by reference).

         A-2.2 Proposed amendment to the NEES Agreement and Declaration of Trust (included in Exhibit C-1 hereto).

         B-1 Agreement and Plan of Merger, dated as of December 11, 1998, by and among NEES, National Grid Group and NGG Holdings LLC (included in Exhibit C-1 hereto).

         B-2 NEES Standard Form of Service Contract, as amended (previously filed).

         B-3   National Grid Group Credit Agreement.

         C-1 Proxy Statement of NEES for the shareholders meeting to be held in connection with the Merger (filed with the Commission on March 26, 1999 and incorporated by reference herein).

         C-2 Circular of National Grid Group for the extraordinary general meeting of shareholders to be held in connection with the Merger

         D-1.1 Joint  Application  of New England Power  Company,  Massachusetts
               Electric Company, The Narragansett Electric Company, New England Electric Transmission Corporation, New England Hydro-Transmission Corporation, New England Hydro-Transmission Electric Company Inc., AllEnergy Marketing Company, L.L.C. and NGG Holdings LLC before the FERC (previously filed).

         D-1.2 Order of the FERC (to be filed by amendment).

         D-2.1 Application   of  New  England  Power  Company   before  the  NRC
               (previously filed).

         D-2.2 Order of the NRC (to be filed by amendment).

         D-3.1 Submission to the MDTE (previously filed).

         D-3.2 Response from the MDTE (to be filed by amendment).

         D-4.1 Omitted

         D-4.2 Omitted

         D-5.1 Submission to the NHPUC (previously filed).

         D-5.2 Order of the NHPUC

         D-5.3 Additional submission to the NHPUC (to be filed by amendment)

         D-5.4 Final response of the NHPUC (to be filed by amendment)

         D-6.1 Submission to the VPSB.

         D-6.2 Response from the VPSB (to be filed by amendment).

         D-7.1 Submission to the CDPUC.

         D-7.2 Order of the CDPUC (to be filed by amendment).

         E-1   Map of service territory of NEES (previously filed).

         E-2   NGG Corporate  Chart, as revised.  (filed in paper format on Form
               SE)

         E-3   NEES Corporate Chart (previously filed).

         F-1.1 Opinion of Counsel - National Grid Group. (to be filed by amendment)

         F-1.2 Opinion of Counsel - NEES. (to be filed by amendment)

         F-2   Past tense opinion of counsel (to be filed by amendment).

         G-1 Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (included in Exhibit C-1).

         H-1 Annual Report of National Grid Group dated March 31, 1998 (previously filed).

         H-2 Annual Report on Form 10-K of NEES for the year ended December 31, 1998 (filed with the Commission on March 31, 1999 and incorporated by reference herein).

         H-3 Form U5S of NEES for the year ended December 31, 1998 (to be filed by amendment).

         I-1   Proposed Form of Notice (previously filed).

         J-1 Description of Nonutility Subsidiaries of National Grid, as revised.

         J-2   Merger  Structure  and  Description  of  Intermediate   Companies
               (previously filed).

         J-3 "The Financial Strength of the National Grid Group and the Proposed Acquisitions of NEES and EUA," Julian Franks and the Brattle Group (March, 1999) (previously filed).

     B. Financial Statements

         FS-1 National Grid Group Unaudited Pro Forma Condensed Consolidated Balance Sheet (to be filed by amendment).

         FS-2 National Grid Group Unaudited Pro Forma Condensed Consolidated Statement of Income (to be filed by amendment).

         FS-3 Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (to be filed by amendment).

         FS-4  National Grid Group Consolidated Balance Sheet.

         FS-5 National Grid Group Consolidated Profit and Loss Account, Cash Flow Statement and Statement of Total Recognized Gains and Losses.

         FS-5.1 Notes to National Grid Group Consolidated Financial Statements.

         FS-6 NEES Consolidated Balance Sheet as of December 31, 1998 (included in Exhibit H-2).

         FS-7 NEES Consolidated Statement of Income for the twelve months ended December 31, 1998 (included in Exhibit H-2).

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Pre-Effective Amendment No. 1 to the Application/Declaration on Form U-1 to be signed on their behalf of by the undersigned thereunto duly authorized.



Date:  April 30, 1999
                                   THE NATIONAL GRID GROUP PLC


                                    /s/ Jonathan M.G. Carlton
                                   Jonathan M.G. Carlton
                                   Business Development Manager - Regulation

                                   NEW ENGLAND ELECTRIC SYSTEM


                                    /s/ Kirk L. Ramsauer
                                   Kirk L. Ramsauer
                                   Deputy General Counsel